UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                             SCHEDULE 13D

               UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (Amendment No. 1)

                     KAPSON SENIOR QUARTERS CORP.
----------------------------------------------------------------------
                           (Name of Issuer)

----------------------------------------------------------------------
                     Common Stock, $.01 par value
----------------------------------------------------------------------
                    (Title of Class of Securities)

                               485624100
                            (CUSIP Number)

                            Murry N. Gunty
                    Prometheus Senior Quarters LLC
              Lazard Freres Real Estate Investors L.L.C.
                   30 Rockefeller Plaza, 63rd Floor
                          New York, NY 10020
                            (212) 632-6000

                            with a copy to:

                      Jonathan L. Mechanic, Esq.
               Fried, Frank, Harris, Shriver & Jacobson
                          One New York Plaza
                          New York, NY 10004
                            (212) 859-8000
----------------------------------------------------------------------
             (Name, Address and Telephone Number of Person
           Authorized to Receive Notices and Communication)

----------------------------------------------------------------------
                           October 14, 1997
----------------------------------------------------------------------
        (Date of Event Which Requires Filing of This Statement)


          If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

          Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                             SCHEDULE 13D

CUSIP No.  485624100                         Page 2 of 9 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS



2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

          AF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES                4,150,000

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH              4,150,000

                10  SHARED DISPOSITIVE POWER



11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,150,000

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          53.55%

14  TYPE OF REPORTING PERSON*

          OO


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                             SCHEDULE 13D

CUSIP No.  485624100                         Page 3 of 9 Pages

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS



2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS*

          WC,BK

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

          NEW YORK

  NUMBER OF      7  SOLE VOTING POWER

   SHARES                4,150,000

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH              4,150,000

                10  SHARED DISPOSITIVE POWER



11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,150,000

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES*

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          53.55%

14  TYPE OF REPORTING PERSON*

          OO


                 *SEE INSTRUCTIONS BEFORE FILLING OUT!
     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
   (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549
                             SCHEDULE 13D
               Under the Securities Exchange Act of 1934


ITEM 1.   SECURITY AND ISSUER.

          This Amendment No. 1 (the "Amendment No. 1") to the statement on Schedule 13D dated October 10, 1997 (the "Initial Statement") of Prometheus Senior Quarters LLC ("Prometheus") and Lazard Freres Real Estate Investors L.L.C. ("LFREI" and together with Prometheus, the "Reporting Parties") relates to the common stock, $.01 par value per share (the "Common Stock"), of Kapson Senior Quarters Corp., a Delaware corporation (the "Company"). This Amendment No. 1 supplementally amends the Initial Statement. Capitalized terms used herein but not defined herein have the meanings ascribed to them in the Initial Statement.

          This Amendment No. 1 is being filed by the Reporting Parties to report an increase in Prometheus' beneficial ownership of the Common Stock as set forth below.

ITEM 2.   IDENTITY AND BACKGROUND.

          No change.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Item 3 of the Initial Statement is hereby amended to read in its entirety as follows.

          Pursuant to the Stockholders Agreement (the "Agreement"), dated as of September 30, 1997, between Prometheus and Glenn Kaplan, Wayne L. Kaplan and Evan A. Kaplan (each a "Stockholder" and, collectively, the "Stockholders") the Stockholders granted Prometheus or an affiliate thereof an irrevocable option (the "Option") to purchase from the Stockholders, under certain circumstances and subject to certain adjustments, 3,849,999 shares of Common Stock at a price per share, payable in cash, equal to $16.00. The Option was granted by the Stockholders as a condition of and in consideration for Prometheus entering into that certain Agreement and Plan of Merger (the "Merger Agreement"), dated as of September 30, 1997, by and among Prometheus, Prometheus Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Prometheus ("Sub") and the Company.

          The Agreement was amended and restated in its entirety as of October 14, 1997 (the "Restated Agreement") to increase the number of shares covered by the Option from 3,849,999 shares to 4,150,000 shares (the "Shares").

          The exercise of the Option for the full number of the Shares would require aggregate funds of $66,400,000. It is anticipated that should Prometheus determine to exercise the Option, Prometheus would obtain the funds for purchase from LFREI. LFREI would obtain funds from capital subscriptions from its partners and/or from bank financing.

          A copy of the Agreement was included as Exhibit 2.1 to the Initial Statement and is incorporated herein by this reference. A copy of the Restated Agreement is included as Exhibit 2.3 to this Amendment No. 1 and is incorporated herein by this reference. The foregoing description of the Agreement and the Restated Agreement is qualified in its entirety by reference to such exhibits.

ITEM 4.   PURPOSE OF TRANSACTION.

          No change.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          Item 5 of the Initial Statement is hereby amended as follows.

          (a) Prometheus is currently entitled to purchase under the Option 4,150,000 shares of Common Stock (the "Shares"), or approximately 53.55% of the outstanding Common Stock (based upon 7,750,000 shares of Common Stock outstanding as of September 29, 1997, as represented by the Company in the Merger Agreement). Except as set forth herein and in the Initial Statement, neither the Reporting Parties nor, to their best knowledge, any of the persons named on
Schedule I attached hereto, beneficially owns any shares of Common
Stock.

          (b) No change.

          (c) No change.

          (d) No change.

          (e) No change.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Item 6 of the Initial Statement is hereby amended to add the following paragraphs at the end thereof.

          Under the terms of a letter agreement dated September 30, 1997 (the "Letter Agreement") between LFREI and the Board of Directors (the "Board") of ARV Assisted Living, Inc. ("ARV"), the Board unanimously consented to LFREI entering into the Merger Agreement. In exchange for the Board waiving a covenant not to compete which would have restricted LFREI from entering into the Merger Agreement, LFREI made certain representations and agreed to certain matters, all as set forth in the Letter Agreement.

          A copy of the Letter Agreement is included as Exhibit 2.4 to this Amendment No. 1 and is incorporated herein by this reference. The foregoing description of the Letter Agreement is qualified in its entirety by reference to such exhibit.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          The following exhibits are filed as part of the Initial
Statement and this Amendment No. 1.

          Exhibit 2.1 Stockholders Agreement, dated as of September 30, 1997, by and among Prometheus Senior Quarters LLC and Glenn Kaplan, Wayne
                         L. Kaplan and Evan A. Kaplan (filed as
                         Exhibit 2.1 to the Initial Statement and incorporated herein by reference).

          Exhibit 2.2 Agreement and Plan of Merger, dated as of September 30, 1997, by and among Prometheus Senior Quarters LLC, Prometheus Acquisition Corp. and Kapson Senior Quarters Corp. (filed as Exhibit 2.2 to the Initial Statement and incorporated herein by reference).

          Exhibit 2.3    Amended and Restated Stockholders
                         Agreement, dated as of October 14, 1997, by and among Prometheus Senior Quarters LLC and Glenn Kaplan, Wayne L. Kaplan and Evan A. Kaplan.

          Exhibit 2.4 Letter from Lazard Freres Real Estate Investors L.L.C. ("LFREI") to the Board of Directors of ARV Assisted Living Inc., dated September 30, 1997, relating to LFREI's investment in Kapson Senior Quarters Corp.


                               SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 15, 1997
                                 PROMETHEUS SENIOR QUARTERS LLC

                                 By: Lazard Freres Real Estate Investors
                                     L.L.C., as sole member,

                                 By:  /s/ Robert P. Freeman
                                     -----------------------------------
                                     Name:   Robert P. Freeman
                                     Title:  President

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 15, 1997
                                 LAZARD FRERES REAL ESTATE INVESTORS L.L.C.


                                 By:  /s/ Robert P. Freeman
                                     -----------------------------------
                                     Name:   Robert P. Freeman
                                     Title:  President


                              Schedule I

          The name, business address, and present principal occupation or employment of each of the officers of LFREI are set forth below. Unless otherwise indicated, (i) the business address of each officer is 30 Rockefeller Plaza, 63rd Floor, New York, New York, 10020.; (ii) each officer is a citizen of the United States; (iii) such person does not have any other principal occupation; (iv) in the last five years, none has been convicted in a criminal proceeding excluding traffic violations or similar misdemeanor; and (v) in the last five years, none has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Name and Present and Principal Occupation:


               Arthur P. Solomon
                    Chairman and Managing Director of LFREI; Director of American Apartment Communities II, Inc. and Atlantic American Properties Trust

               Anthony E. Meyer
                    Senior Vice President and Managing Director of LFREI; Member of partnership committee of DP
                    Operating Partnership LP

               Robert P. Freeman
                    President and Managing Director of LFREI; Director of American Apartment Communities II, Inc.,
                    Commonwealth Atlantic Properties Inc. and Atlantic American Properties Trust

               Klaus P. Kretschmann
                    Senior Vice President of LFREI; Director of
                    American Apartment Communities II, Inc.

               Murry N. Gunty
                    Vice President of LFREI; Director of Atlantic
                    American Properties Trust Communities II, Inc.

               Thomas M. Mulroy
                    Vice President of LFREI

               Lorenzo L. Lorenzotti
                    Secretary of LFREI